  Exhibit 21.1

Subsidiaries of First Solar, Inc.

Name	Jurisdiction
First Solar GmbH	Germany
First Solar Holdings GmbH	Germany
First Solar Manufacturing GmbH	Germany
First Solar FE Holdings Pte. Ltd.	Singapore
First Solar Malaysia Sdn. Bhd.	Malaysia
First Solar Electric, LLC	United States
First Solar Development, Inc.	United States